United States securities and exchange commission logo





                           June 30, 2021

       Roseanne Luth
       Chief Executive Officers
       SavvyShares LLC
       404 Camino Del Rio South, Suite 505
       San Diego, CA 92108

                                                        Re: SavvyShares LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Filed June 25, 2021
                                                            File No. 024-11200

       Dear Ms. Luth:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Kathleen Krebs, Special Counsel, at 202-551-3350, or Jan Woo, Legal
       Branch Chief, at 202-551-3453 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              John D. Tishler, Esq.